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Exhibit 12.4

TELEPHONE AND DATA SYSTEMS, INC.
RATIOS OF EARNINGS TO FIXED CHARGES

For the Three Months ended March 31, 2003
(Dollars In Thousands)
As Restated

EARNINGS:
Income from continuing operations before income taxes and minority interest	$908
Add (Deduct):
Earnings on Equity Method Investments	(12,750)
Distributions from Minority Subsidiaries	13,615
Minority interest in pre-tax income of subsidiaries that do not have fixed charges	(3,153)

(1,380)
Add fixed charges:
Consolidated interest expense	49,560
Interest Portion (1/3) of Consolidated Rent Expense	6,865

$55,045
FIXED CHARGES:
Consolidated interest expense	$49,560
Interest Portion (1/3) of Consolidated Rent Expense	6,865

$56,425
RATIO OF EARNINGS TO FIXED CHARGES	NA

Tax-Effected Preferred Dividends	$179
Fixed Charges	56,425

Fixed Charges and Preferred Dividends	$56,604
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	NA

The dollar deficiency resulting in less than one-to-one coverage is $1,380 for the ratio of earnings to fixed charges and $1,559 for the ratio of earnings to fixed charges and preferred dividends.

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TELEPHONE AND DATA SYSTEMS, INC. RATIOS OF EARNINGS TO FIXED CHARGES For the Three Months ended March 31, 2003 (Dollars In Thousands) As Restated